STATE OF MAINE
                          PUBLIC UTILITIES COMMISSION

BANGOR HYDRO-ELECTRIC COMPANY
Re: Request to Construct Transmission Line of
100 or More Kilovolts Between the Chester               FINAL
Substation and the East Millinocket Substation          STIPULATION


Docket No. 2002-343

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     Bangor Hydro-Electric Company (BHE), the Office of the Public Advocate
(OPA), Paper, Allied-Industrial, Chemical and Energy Workers International Union AFL-CIO, CLC ("PACE"), Industrial Energy Consumer Group (IECG), Georgia-Pacific Corporation (GP), Central Maine Power Company (CMP), and Maine Public Service Company (MPS) (collectively the "Parties"), hereby agree and stipulate as follows:

I.   PURPOSE

     The purpose of this Stipulation is to settle all issues in this proceeding, to avoid a hearing on those issues raised in this case and to expedite the Public Utilities Commission=s consideration and resolution of the proceeding. The provisions agreed to herein have been reached as a result of information gathered through discovery and discussions among the parties in this case.

II.  PROCEDURAL BACKGROUND

     On August 1, 2002, BHE formally requested, pursuant to 35-A M.R.S.A. ss.3132, a Certificate of Public Convenience and Necessity (CPCN) to construct a 115 kV transmission line between a new substation in Chester and a new substation near East Millinocket (the "Proposed Line"). By Procedural Order dated August 21, 2002, petitions to intervene of OPA, GP, IECG, CMP and MPS were granted.


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     On October 30, 2002, the Commission issued an Interim Order and Order
Approving Stipulation authorizing BHE to commence construction of the Proposed Line pending a final decision on whether to issue a CPCN. The Interim Order allowed BHE to proceed with construction of the Proposed Line while the ISO-NE System Impact Study (SIS) and related NEPOOL 18.4 approval for the Proposed Line were being processed. The Interim Order established a spending cap of $4.5 million. Further, in the event a final CPCN was not issued, the Interim Order restricted the ability of BHE to recover the costs of the Proposed Line from ratepayers other than the customer who requested the transmission service from BHE. Construction of the Proposed Line commenced shortly after the Interim Order.

     On January 29, 2003 ISO-NE issued its 18.4 approval. After the issuance of the 18.4 approval, some of the parties to this proceeding indicated that they continued to have reservations about whether the Commission should issue the final CPCN for the Proposed Line. Specifically, concerns were raised regarding whether the Proposed Line met the statutory criteria for issuance of the CPCN. These concerns included the alleged possibility that the Proposed Line would have effects that would lead to higher rates for BHE customers.

     In addition, on February 25, 2003, Intervenor PACE, including its Locals 12, 24, 37, and 152, moved to intervene in these proceedings, pursuant to 35-A M.R.S.A. ss. 1303 and Chapter 110 of the Commission's Rules of Practice and Procedure. The basis of the intervention was PACE's position that BHE seeks an order from the Commission for a CPCN for the Proposed Line and that the issuance of a CPCN should be based upon an assessment of the totality of the circumstances and impacts which construction of a transmission line may have in both the immediate area, and in the State of Maine. It is the position of PACE that among the issues to be considered in this proceeding are the effect the


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Proposed Line will have on the viability of the Great Northern Paper ("GNP")
mills and the consequences to the ratepayers of BHE if the mills do not reopen.

     BHE sought a Second Interim Order to allow construction to continue while the Parties continued to negotiate a Final Stipulation. On March 7, 2003, the Commission issued an Order Approving Second Stipulation and Second Interim Order authorizing BHE to continue construction of the Proposed Line until April 30, 2003, subject to a spending cap of $10 million. A hearing was initially scheduled for March 25, 2003, and was subsequently rescheduled to March 28, 2003 and now April 8, 2003.

     On March 31, 2003, Brascan Inc. and GNP executed an Asset Purchase Agreement for the acquisition by Brascan Inc. of GNP's paper mills in the Millinocket Region. Fraser Paper ("Fraser"), the expected operator of the paper mills, is sending a letter to PACE stating its plans for the operation of the former GNP mills. Based upon Fraser's statements, PACE now deems the issuance of the CPCN to be a positive factor in maintaining the viability of the paper mills and in supporting economic health and growth in the Katahdin Region.

III. APPROVALS AND FINDINGS BY COMMISSION

     Based upon the record in this case, the parties to this Final Stipulation agree and recommend that the Commission conclude this proceeding by issuing an order which approves, accepts and adopts this Final Stipulation, including the following provisions:

     1. Issuance of CPCN. The Commission shall issue a Certificate of Public Convenience and Necessity for the construction of the Proposed Line, subject to the conditions set forth herein.

     2. Costs of Proposed Line. Brascan Energy Marketing, Inc. ("BEMI") shall pay BHE the costs of constructing the Proposed Line over a fifteen (15) year period by making payments to BHE


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pursuant to a FERC tariff in accordance with a November 1, 2000 settlement agreement reached in a FERC proceeding (Docket No. ER00-980-000) (the "FERC Tariff"). In addition to covering the cost of constructing the Proposed Line, the payments under the FERC Tariff are expected to compensate BHE for BHE's incremental costs to operate and maintain the Proposed Line for the next fifteen
(15) years. BEMI's obligations will be secured by a letter of credit to be issued by the Canadian Imperial Bank of Commerce, Trade Finance Center, The Atrium-on-Bay, 595 Bay Street, Toronto, Ontario M5G 2M8. The failure of BEMI to make any required payment under the FERC Tariff will allow BHE to draw upon the letter of credit to recover any outstanding BHE costs.

     3. Targeted Rate Contract for Georgia-Pacific. The Commission shall approve the Targeted Rate Contract (attached as Exhibit "A") for delivery service by BHE to GP's Old Town facility (owned and operated by GP's subsidiary Fort James Operating Company). The Contract shall be based on the following factors. First, BHE shall charge GP a monthly charge of $2,000. Second, GP shall pay for transmission service at the prevailing FERC tariff. Third, GP shall pay for distribution service at the D-4 rate for each facility including a monthly demand charge based upon peak load assuming GP's generators are operating. Finally, the distribution rate shall also include an additional standby demand charge in the event GP's actual monthly peak load served by BHE is increased because the GP generators are not operating. This Contract shall be effective for five (5) years beginning January 1, 2004 and shall be extended automatically for subsequent five (5) year terms, subject to approval by the Commission, and also be subject to the right of the parties to terminate the Contract upon mutual consent. In order to provide service to GP at just and reasonable rates, BHE should modify GP's rates as of January 1, 2004 in accordance with the attached Contract and any


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impact on BHE revenue resulting from this Targeted Rate Contract shall be fully reflected in rates to other BHE ratepayers in accordance with prevailing ratemaking policy.

IV.  PROCEDURAL STIPULATIONS

     1. Staff Presentation of Stipulation. The parties to the Stipulation hereby waive any rights that they have under 5 M.R.S.A. '9062(4) and Section 742 of the Commission Rules of Practice and Procedure to the extent necessary to permit the Advisory Staff to discuss this Stipulation and the resolution of the issues addressed in this Stipulation with the Commissioners at the Commission=s scheduled deliberations, without providing to the parties an Examiners Report or the opportunity to file Exceptions.

     2. Record. The record on which the parties enter into this Stipulation and on which the Commission may base its determination whether to accept and approve this Stipulation shall consist of (a) this Stipulation; (b) all documents and information provided in responses to written or oral data requests; and (c) the transcripts of any Technical Conferences and any other material furnished by the Advisory Staff to the Commission, either orally or in writing, to assist the Commission in deciding whether to accept and approve this Stipulation.

     3. Non-Precedential Effect. This Stipulation shall not be considered legal precedent, nor shall it preclude a party from making any contention or exercising any rights, including the right of appeal, in any future Commission investigation or proceeding or any other trial or action.

     4. Stipulation as Integrated Document. This Stipulation represents the full agreement between the parties to the Stipulation and rejection of any part of this Stipulation constitutes a rejection of the whole. 6


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     5. Incorporation of Attachments: All attachments referred to in this
Stipulation are incorporated herein by reference and are intended to be considered as part of this Stipulation as if their terms were fully set forth in the body of this Stipulation.

     6. Void if Rejected. If not accepted by the Commission in accordance with the provisions hereof, this Stipulation shall be void and of no further effect and shall not prejudice any position taken by any party before the Commission in this proceeding and shall not be admissible evidence therein or in any other proceeding before the Commission.

     Respectfully submitted this 3rd day of April, 2003.

                      Office of the Public Advocate


                      By: _______________________________________

                          Paper, Allied-Industrial, Chemical and Energy Workers International Union AFL-CIO, CLC

                      By: ________________________________________

                          Industrial Energy Consumer Group

                      By: ________________________________________

                          Georgia-Pacific Corporation

                      By: ________________________________________

                          Central Maine Power Company

                      By: ________________________________________


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                          Maine Public Service Company

                      By: ________________________________________

                          Bangor Hydro-Electric Company

                      By: ________________________________________







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